BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
[redacted]apan

05012483

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 10 2005
WASH. D.C.
185

FILE NO. 82-3311

November 1, 2005

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice of Issuance of Stock Acquisition Rights (dated October 27, 2005) (English translation);
- Notice of Issuance of Stock Acquisition Rights (dated October 28, 2005) (English translation) and
- Consolidated Settlement of Accounts for the First Half Ended September 30, 2005 (dated October 27, 2005).

PROCESSED
NOV 14 2005
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encls.
cc: The Bank of New York
Shiseido Company, Limited

dlw 11/14

FILE NO. 82-3311

(Translation)

October 27, 2005

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Takafumi Uchida
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Notice of Issuance of Stock Acquisition Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue stock acquisition rights as reward-type stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 105th Ordinary General Meeting of Shareholders (on June 29, 2005), as described below.

Description

1. Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

7 employees of the Company

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

11,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

11 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Issue date:

October 27, 2005

(6) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥1,865 (¥1,865,000 per stock acquisition right).

The said paid-in amount is the closing price (¥1,865) on the issue date of the stock acquisition rights and is higher than the average (¥1,669: any fraction of one yen was rounded upward to the nearest one yen) of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(7) Stock acquisition right exercise period:

From November 1, 2005 to October 31, 2008

(8) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting

stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the meeting of the Board of Directors for the issuance of the stock acquisition rights.

(9) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(10) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

[For reference]

1. The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders:	April 27, 2005
2. The date of resolution of the Ordinary General Meeting of Shareholders:	June 29, 2005

The stock option plans of the Company during the business term ending March 31, 2006 (from April 1, 2005 to March 31, 2006) are (two types of) executive compensation-type stock option plans and employee-incentive-type and reward-type stock option plans. The purposes of the respective stock option plans are described below:

(1) Executive compensation-type stock option plans:

1) Stock compensation-type stock options as medium-term incentives

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to

them to achieving much improved results and higher stock prices, the Company issued stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

For that purpose, the stock acquisition rights were issued during the current fiscal year as follows:

- Grantees of stock acquisition rights: 25
- Total number of issued stock acquisition rights: 408 rights
- Issue date: July 28, 2005
- Amount to be paid in upon exercise of each stock acquisition right: ¥1

2) Stock options as long-term incentives

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issued stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

For that purpose, the stock acquisition rights were issued during the current fiscal year as follows:

- Grantees of stock acquisition rights: 26
- Total number of issued stock acquisition rights: 261 rights
- Issue date: July 28, 2005
- Amount to be paid in upon exercise of each stock acquisition right: ¥1,481

(2) Employee-incentive-type and reward-type stock option plans:

1) Employee-incentive-type stock options

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

2) Reward-type stock options (to be issued as publicized herein)

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights to be issued as publicized herein are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

- E N D -

(Translation)

October 28, 2005

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Takafumi Uchida
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Notice of Issuance of Stock Acquisition Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue stock acquisition rights as employee-incentive-type stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 105th Ordinary General Meeting of Shareholders (on June 29, 2005), as described below.

Description

1. Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

344 employees of the Company
815 directors and employees of the Shiseido group companies

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

1,851,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

1,851 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Issue date:

November 7, 2005

(6) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day

immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 with any fraction of one yen rounded upward to the nearest one yen, provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

* The paid-in amount will be determined on the issue date of the stock acquisition rights (November 7, 2005). It will be publicized as soon as it is determined.

(7) Stock acquisition right exercise period:

From July 1, 2007 to June 30, 2010

(8) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock

acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the meeting of the Board of Directors for the issuance of the stock acquisition rights.

(9) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(10) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

- E N D -

The figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the First Half Ended September 30, 2005

Shiseido Company, Limited
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
Head Office: 7-5-5, Ginza, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Interim Accounts: October 27, 2005

1. Performance in the First Half Ended September 30, 2005 (April 1–September 30, 2005)

* Amounts under one million yen have been rounded down.

(1) Consolidated Operating Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
First Half Ended Sept. 2005	330,545 [+4.6%]	22,725 [+59.0%]	24,724 [+61.7%]
First Half Ended Sept. 2004	316,091 [+2.2%]	14,296 [–25.3%]	15,293 [–14.5%]
Fiscal Year Ended Mar. 2005	639,828	28,219	30,574

	Net Income (Loss)	Net Income (Loss) per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Half Ended Sept. 2005	10,269 [+115.3%]	24.80	24.79
First Half Ended Sept. 2004	4,769 [–27.3%]	11.37	11.37
Fiscal Year Ended Mar. 2005	(8,856)	(21.50)	—

Notes: 1. Gain from investment in subsidiaries and affiliates accounted for by the equity method:
First half ended Sept. 2005: ¥53 million
First half ended Sept. 2004: ¥37 million
Fiscal year ended Mar. 2005: ¥21 million
2. Average number of shares outstanding (consolidated)
First half ended Sept. 2005: 413,314,080
First half ended Sept. 2004: 414,240,385
Fiscal year ended Mar. 2005: 414,218,988
3. Changes in accounting methods: Applicable
4. Numbers in brackets alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Consolidated Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
First Half Ended Sept. 2005	652,800	365,879	56.0	887.32
First Half Ended Sept. 2004	707,705	372,546	52.6	899.41
Fiscal Year Ended Mar. 2005	701,094	359,003	51.2	866.46

Note: Number of shares outstanding at term-end (consolidated)
First half ended Sept. 2005: 412,342,632
First half ended Sept. 2004: 414,211,682
Fiscal year ended Mar. 2005: 414,317,445

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Half Ended Sept. 2005	(15,599)	(3,577)	(10,883)	77,852
First Half Ended Sept. 2004	32,633	(16,296)	44,475	119,275
Fiscal Year Ended Mar. 2005	52,433	(24,900)	17,421	108,280

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 95
Number of nonconsolidated subsidiaries to which equity method applies: —
Number of affiliates to which equity method applies: 5

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: —; Excluded consolidated companies: 2
Newly included under equity method: 2; Excluded under equity method: —

2.Projections for the Fiscal Year Ending March 2006 (April 1, 2005–March 31, 2006)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Fiscal Year Ending March 2006	660,000	40,000	16,000

Reference: Projected consolidated net income per share is ¥38.75.

Please refer to pages 18 to 21 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group (the "Group", "Shiseido", the "Companies") consists of Shiseido Company, Limited (the "Company"), 99 subsidiaries and five affiliated companies. These Companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include research and development related to their products and other services.

The positioning of various members of the Group and their business segments are shown in the diagram below.

Business Category	Main Activities	Principal Companies	
Cosmetics	Manufacture and sale of cosmetics and cosmetics accessories	Domestic	Shiseido Company, Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Plus: 15 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 20 companies)
		Overseas	Shiseido International Corporation Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido International Europe S.A. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido China Co., Ltd. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. Plus: 42 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 55 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	Shiseido Company, Ltd. FT Shiseido Co., Ltd. 2 other consolidated subsidiaries (TOTAL: 4 companies)
		Overseas	1 consolidated subsidiary (TOTAL: 1 company)
Others	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale	Domestic	Shiseido Company, Ltd. Shiseido Professional Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Pharmaceutical Co., Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Kaihatsu Co., Ltd. 9 other consolidated subsidiaries (TOTAL: 16 companies)
		Overseas	Zotos International, Inc. 5 other consolidated subsidiaries 1 affiliated company (equity method applicable) (TOTAL: 7 companies)
Nonconsolidated subsidiaries		Overseas	4 nonconsolidated subsidiaries (TOTAL: 4 companies)

Note: The Company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Group is illustrated below.



Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
8 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+7 consolidated subsidiaries
Sales companies
4 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+3 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Manufacturing companies
2 consolidated subsidiaries
1 affiliate (equity method applicable)
Shiseido Company, Ltd. (manufacturing and sales company)
Holding companies
4 consolidated subsidiaries
Shiseido International Corporation
Shiseido International Europe S.A.
Shiseido China Co., Ltd.
+1 consolidated subsidiary
1 affiliate (equity method applicable)
Sales companies
41 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+37 consolidated subsidiaries
Manufacturing companies
3 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
+1 consolidated subsidiary
Manufacturing and sales companies
5 consolidated subsidiaries
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
+3 consolidated subsidiaries
1 affiliate (equity method applicable)
Toiletries
Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Manufacturing company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Others
Sales companies
5 consolidated subsidiaries
Shiseido Professional Co., Ltd.
Shiseido Pharmaceutical Co., Ltd.
The Ginza Co., Ltd.
+2 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Companies in services, real estate, etc.
9 consolidated subsidiaries
Shiseido Beauty Salon Co., Ltd.
Shiseido Parlour Co., Ltd.
Shiseido Kaihatsu Co., Ltd.
+6 consolidated subsidiaries
Sales companies
3 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales company
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, real estate, etc.
1 consolidated subsidiary
1 affiliate (equity method applicable)
4 overseas nonconsolidated subsidiaries

Note: ——▶ finished products - - - -▶ Semifinished products
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company (%)	Relationship with Company
Consolidated Subsidiaries					
Shiseido Sales Co., Ltd. *1 *2	Minato-ku, Tokyo	100,000	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido FITIT Co., Ltd. *1	Chuo-ku, Tokyo	10,000	Cosmetics	100.0	Buyer of cosmetics Concurrent directors: Yes; Transferred/concurrent employees: Yes
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	110,000	Toiletries	100.0	Buyer of toiletry products Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo	250,000	Others	100.0	Buyer of professional products Loan of funds from Company Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	Others	99.3	Supplier of foods Rents Company's buildings and equipment Rents buildings to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo	100,000	Others	100.0	Buyer of pharmaceuticals Rents Company's buildings Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Kaihatsu Co., Ltd.	Chuo-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Loan of funds from Company Rents land to Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Corporation *1	Delaware, U.S.A.	(US$1,000) 303,070	Cosmetics	100.0	No sales transactions with Company External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido America Inc.	New York, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company (%)	Relationship with Company
Shiseido International Europe S.A. *1	Paris, France	(EUR1,000) 247,473	Cosmetics	100.0	No sales transactions with Company Bonds guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	Cosmetics	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido China Co., Ltd.	Shanghai, China	(CNY1,000) 353,006	Cosmetics	100.00	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	Cosmetics	65.0 (33.0)	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	Buyer of cosmetics Concurrent directors: None; Transferred/concurrent employees: Yes
Zotos International, Inc.	Connecticut, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
74 others	—	—	—	—	—
Equity Method Applied Companies					
5 companies	—	—	—	—	—

Notes: 1. The relevant industry segment within Group operations is listed under the Business Category column.

2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.

3. None of the above prepare annual financial reports.

4. *1 refers to "designated subsidiary"

5. *2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to "remain a company that makes a lasting contribution to customers around the world."

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing its fraction of dividends.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders and shareholder composition, as well as increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to transform ourselves into a globally competitive cosmetics company, Shiseido is seeking to create a structure capable of consistently generating an operating income ratio (ratio of income from operations to net sales) of at least 10%. By enhancing profitability, we will also pursue steady increases in return on equity (ROE).

In our new medium-term business plan, covering the three-year period from April 2005, we are targeting an operating income ratio of at least 8%, which we plan to achieve by ensuring increased growth and raising profitability.

(5) Issues to Be Addressed

Our priority is to expand our growth potential in both domestic and overseas markets while enhancing profitability in order to achieve high income ratios needed to prevail amid global competition. To this end, we have identified three strategies in the three-year plan. The first two strategies, both of which are aimed at raising our growth potential, are to reform our domestic marketing activities and accelerate the expansion of our China business. Our third strategy is to undertake fundamental restructuring, in order to generate funds to implement the first two growth strategies and improve profitability.

With respect to reforming our domestic marketing activities, we will focus on refining our brands/lines, which are valuable assets that link Shiseido with its customers. Specifically, we will further develop the brand/line concentration strategy that we have promoted to date and formulate brand strategies that transcend the scope of cosmetics and toiletries. At the same time, we will establish "broad and strong" brands that win in their respective categories through brand/line integration and focused allocation of marketing costs. We will also promote reforms at the sales counters in order to reinforce the activities of Beauty Consultants, who interact directly with customers. In addition, we will make strategic investments in the health & beauty care and mail-order sales markets, which are prominent growth sectors for the future.

As for accelerating the expansion of our China business, we will pursue sales channel-specific brand marketing in China, our key market overseas. For example, we will actively spread our voluntary chain store business, while strengthening advertising and sales promotions for department stores. Moreover, we will continue establishing a solid foundation for promoting our business, including development of sales, production and distribution systems.

Our third strategy of implementing fundamental restructuring is designed to facilitate procurement of ample funds to effectively implement the other two growth strategies, while also raising profitability. To this end, we will expedite reforms of our toiletries business, where competition is fierce. As we work to establish a new sales and marketing system that integrates our toiletries and cosmetics businesses (from April 2006), we will transform ourselves into a more profit-centered organization. This will entail extensive streamlining, including the downsizing or withdrawal of unprofitable, uncompetitive brands and businesses. In other businesses as well, we will review brands and businesses that contribute little to earnings. In addition, as part of our effort to minimize costs, we will complete consolidating/reorganizing production facilities within the present fiscal year.

We will also strive to create a framework conducive to implementing the above strategies effectively and swiftly. From this perspective, we will improve the soundness and transparency of governance by undertaking concrete corporate governance reforms. (For information about governance, please refer to the "Corporate Governance: Basic Stance and Progress" section below.) At the same time, we will further reform our personnel systems. We will reassess our methods for promoting and hiring young employees and actively promote women to management positions. In these and other ways, we will work to develop and nurture the people who will take Shiseido into the future.

(6) Corporate Governance: Basic Stance and Progress

In order to be regarded as a "valuable company" in the eyes of all stakeholders (customers, business partners, shareholders, employees and society), we recognize the importance of fulfilling our social responsibilities and achieving sustained growth and progress. For this reason, we are working to reinforce our corporate governance.

The Company's Board of Directors, with seven members, is poised for rapid decision-making, and meets once a month to discuss all important issues facing the Group. Through the introduction of a corporate officer system, we are separating the decision-making and supervisory functions of the Board of Directors from the business execution functions of corporate officers. The Corporate Executive Officer Committee, serves to transfer authority to corporate officers and clarify their responsibilities. Chaired by the Company's President & CEO, who also serves as the COO, this Committee meets to resolve operational issues of the corporate officers based on basic policies decided by the Board of Directors. The term of each director or officer is one year.

The Company has adopted a corporate auditor system. The Board of Auditors consists of two standing auditors, as well as three external auditors with no vested interest in Shiseido. Corporate auditors monitor the legality and appropriateness of the Board members' business execution through attendance of the Board of Directors meetings and other important meetings. In addition, the Internal Audit Department conducts internal audits to determine the effectiveness of internal control systems and efficiency of business procedures. The results of such audits are reported to the directors and auditors.

Shiseido uses ChuoAoyama Audit Corporation as its certified public accountant. We hold regular meetings among corporate auditors, the Internal Audit Department and accounting auditors to ensure the most effective auditing.

In order to improve the transparency and objectivity of management, we have introduced the Advisory Board (a management advisory committee), including five eminent persons from outside Shiseido, and the Remuneration Committee, which is chaired by an external member. In July 2005, we established the Director Nomination Advisory Committee for prudent, transparent selection of directors and officers. This Committee's missions include selecting candidates for the President & CEO, directors, auditors and corporate officers, and establishing rules for promotions, demotions and retirements.

Guided by the idea that social responsibility is crucial to sustainable development, we have also established the Corporate Ethics Committee, Personal Information Protection Committee, CSR Committee and other committees, which operate under the jurisdiction of the Board of Directors. Another is the Risk Management Committee, whose mission is to prevent, identify, manage and address the various risks surrounding the Group.

Shiseido's corporate governance system is shown in the diagram below.


General Meeting of Shareholders
Resolution at the General Meeting of Shareholders based on laws
Appointment, termination
Appointment, termination
Board of Directors
Board of Auditors
Audit
Committees under Jurisdiction of the Board of Directors
Five committees for Corporate Ethics, Risk Management, Personal Information Protection, Technology and Quality, and CSR
Advisory Board
Report
Supervision
Remuneration Committee
Corporate Executive Officer Committee
Director Nomination Advisory Committee
Policy Meeting of Corporate Officers
Proposal of important items based on laws
Resolution, approval
Proposal
Resolution, approval
Decision-Making Meeting of Each Corporate Officer

With respect to directors' and corporate auditors' remuneration, as of the June 2004 General Meeting of Shareholders, the Company abolished its retirement benefit system, and in the fiscal year ending March 2006 has been phasing in a new system. The new system has three components—basic remuneration, bonus and stock options—and the performance-linked portions, which depend on achievement level of performance targets and stock price, together account for 50% of total remuneration (30% under the previous system). The performance-linked portions consist of an annual bonus based on each year's performance; "stock-compensation-type stock options as medium-term incentives," which are exercisable if three-year plan targets are met; and "stock options as long-term incentives," primarily aimed at fostering a profit-based awareness from the perspective of stockholders. The new system is designed to provide medium- and long-term perspectives, not just a single-year focus, and to motivate management to become more aware of the Company's business performance and stock price. The Company has made profit and remuneration comparisons with several dozen other companies—both in the same industry and companies of similar size—and has set suitable levels of remuneration accordingly.

3. Performance and Financial Position

3.1 Overview of the First Half Ended September 2005

(1) Performance

In the interim period under review (the six-month period ended September 30, 2005), consolidated net sales rose 4.6% year-on-year. Domestic sales were up 2.5%, and overseas sales grew 10.4%.

Income from operations rose strongly, rising 59.0% year-on-year. In addition to growth in domestic and overseas sales, this was attributable to a decline in expenses associated with the adoption of our Special Early Retirement Incentive Plan in the previous fiscal year. Reflecting the jump in income from operations, we posted a 61.7% increase in ordinary income. Despite reporting an extraordinary loss related to the mandatory introduction of impairment accounting, interim net income jumped 2.2-fold year-on-year.

Consolidated Performance

(Millions of yen)

	First Half Ended Sept. 2005	Percent of Net Sales	First Half Ended Sept. 2004	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Cosmetics	260,308	78.8%	249,458	78.9%	+10,850	+4.3%
Toiletries	31,493	9.5%	33,205	10.5%	–1,711	–5.2%
Others	38,743	11.7%	33,428	10.6%	+5,314	+15.9%
Net Sales	330,545	100.0%	316,091	100.0%	+14,453	+4.6%
Domestic Sales	239,216	72.4%	233,333	73.8%	+5,883	+2.5%
Overseas Sales	91,328	27.6%	82,757	26.2%	+8,570	+10.4%
Income from Operations	22,725	6.9%	14,296	4.5%	+8,429	+59.0%
Ordinary Income	24,724	7.5%	15,293	4.8%	+9,431	+61.7%
Net Income	10,269	3.1%	4,769	1.5%	+5,500	+115.3%
Consolidated Income/ Nonconsolidated Income	2.23 times		0.95 times			

Nonconsolidated Performance

(Millions of yen)

	First Half Ended Sept. 2005	Percent of Net Sales	First Half Ended Sept. 2004	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Cosmetics	105,725	84.7%	101,332	84.2%	+4,393	+4.3%
Toiletries	8,906	7.1%	11,026	9.2%	–2,120	–19.2%
Others	10,186	8.2%	7,999	6.6%	+2,187	+27.3%
Net Sales	124,818	100.0%	120,358	100.0%	+4,460	+3.7%
Income from Operations	4,620	3.7%	2,660	2.2%	+1,959	+73.7%
Ordinary Income	10,919	8.7%	7,934	6.6%	+2,984	+37.6%
Net Income	4,600	3.7%	5,014	4.2%	–413	–8.3%

(2) Financial Position

Net cash used in operating activities amounted to ¥15.6 billion, due to payments of additional retirement benefits for our Special Early Retirement Incentive Plan, implemented in the previous fiscal year. Net cash used in investing activities totaled ¥3.6 billion. Cash flows from investing activities included ¥11.9 billion in investments in fixed assets. Such investments covered restoration and renewal of existing facilities, as well as expansion of facilities associated with the Company's factory reorganization program. Net cash used in financing activities was ¥10.9 billion.

As a result, cash and cash equivalents at the end of the interim term amounted to ¥77.9 billion, down ¥30.4 billion from six months earlier. For the Company's year-end capital, it is estimated to decrease from a year earlier.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	108.3
Cash Flows from Operating Activities	(15.6)
Cash Flows from Investing Activities	(3.6)
[Investments in Fixed Assets]	[(11.9)]
Cash Flows from Financing Activities	(10.9)
Net Change in Cash and Cash Equivalents	(30.4)
Cash and Cash Equivalents at End of Term	77.9

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	(10.5)
Increase in Intangible Assets	(1.5)

For the past three years, cash flow indexes have been maintained at an ample level. Liability-related indicators (debt-repayment term and interest coverage ratio) for the period under review have not been calculated since cash flows from operating activities turned negative temporarily.

Cash Flow Indexes

	Fiscal Year Ended March 2003	Fiscal Year Ended March 2004	Fiscal Year Ended March 2005	First Half Ended Sept. 2005
Equity Ratio (%)	53.3	59.8	51.2	56.0
Equity Ratio Based on Market Price (%)	73.3	89.6	83.6	103.3
Debt Repayment Term (Years)	1.5	1.4	1.8	—
Interest Coverage Ratio (%)	30.0	18.2	22.1	—

Notes:
1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Payment of interest expenses
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the stock price (closing price at the end of the term) by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all liabilities (listed in Consolidated Balance Sheets) that incurs interest. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.

(3) Review by Industry Segment

(a) Cosmetics

(Millions of yen)

	First Half Ended Sept. 2005	First Half Ended Sept. 2004	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic	178,577	176,009	+2,567	+1.5%
Overseas	81,731	73,448	+8,282	+11.3%
Cosmetics Sales from Outside Customers	260,308	249,458	+10,850	+4.3%
Sales and Transfer Account from Intersegment Transactions	2,054	1,877		
Total Cosmetics Sales	262,363	251,335		
Income from Operations in Cosmetics Division	24,838	19,761	5,076	25.7%
Percent of Category Sales	9.5%	7.9%	1.6%	

■ **Sales**

Domestic sales of cosmetics rose 1.5%. During the term, the Company continued making proactive marketing expenditures and strengthened its product lineup, advertising and sales capabilities. Notably, we launched ***Maquillage*** (large-scale makeup line) and renewed ***Uno*** (men's line) as the first of our "broad and strong" brands designed to win in their respective categories. We made efforts to establish early market penetration for these lines through focused allocation of expenditures and promotional activities.

As a result, at the prestige end of the cosmetics market, centering on counseling activities, our products once again generated higher year-on-year sales. In the mid-level, self-selection category, we managed to retain sales at the previous year's level, due largely to a recovery in sales of products for men.

Overseas cosmetics sales grew 10.0% in local currency terms and 11.3% on a yen-denominated basis. During the period, our cosmetics business benefited from increased sales in all regions, led by China, our key market. Sales of our mainstay ***SHISEIDO*** brand were solid, as were fragrances sold by Beauté Prestige International S.A. (BPI), together with non-Shiseido brands, notably ***NARS*** and ***DECLÉOR.***

■ Income from Operations

In addition to higher domestic and overseas sales, our cosmetics business benefited from a reduction in personnel costs stemming from the Special Early Retirement Incentive Plan, implemented in the previous fiscal year. As a result, income from cosmetics operations rose 25.7%.

■ Major New Products

Prestige: ***Maquillage*** (new total makeup line), ***Haku Melanofocus*** (new line of skin-brightening treatments), ***Qiora*** (renewal of skincare line for voluntary chain stores; uses fragrances to lower skin damage from stress), ***Bénéfique Theoty*** (line for voluntary chain stores; new makeup series)

Middle: ***Uno Fiber In Styling*** (men's line; new series aimed at younger men), ***Ma Chérie*** (hair-care line; new series), ***Deliaid*** (new line for sensitive skin)

Overseas: ***AUPRES Suncare*** (dedicated brand for China; renewal of sunscreen line), ***PURE&MILD Equisolution*** (dedicated brand for Chinese cosmetic specialty stores; new high-end line)

(b) Toiletries

(Millions of yen)

	First Half Ended Sept. 2005	First Half Ended Sept. 2004	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic	30,661	32,404	–1,743	–5.4%
Overseas	832	800	+31	+4.0%
Toiletries Sales from Outside Customers	31,493	33,205	–1,711	–5.2%
Sales and Transfer Account from Intersegment Transactions	592	561		
Total Toiletries Sales	32,086	33,766		
Income (Loss) from Operations in Toiletries Division	381	(955)	+1,336	—
Percent of Category Sales	1.2%	(2.8)%	+4.0%	

■ **Sales**

Sales of toiletries declined 5.2%.

In the interim term under review, the market environment remained difficult due to competition among manufacturers in the domestic haircare market. In response, we concentrated our efforts on the "three cleansing fields" (shampoos/conditioners, body soaps and facial cleansers). Specifically, we addressed further market penetration of ***Fino*** in the shampoo/conditioner category, ***Kuyura*** in the body soap category, and ***Sengan Senka*** in the facial cleanser category. We also downsized overall revenue by reducing our involvement in lines and businesses that contribute little to earnings. Consequently, overall domestic sales of toiletries declined.

Overseas, we worked to expand sales, especially in China, but total overseas toiletries sales increased only slightly due to our withdrawal from certain markets.

■ **Income from Operations**

Despite a decline in revenues, the toiletries segment returned to profitability owing to the Company's concentration on the aforementioned "three cleansing fields" and a fall in personnel costs.

■ **Major New Products**

Sengan Senka Perfect Liquid (facial cleanser line; makeup remover), ***Kuyura Body Care Bath Essence*** (body soap line; bathwater additives), ***Suibun Hair Pack*** (renewal of haircare line)

(c) Others

(Millions of yen)

	First Half Ended Sept. 2005	First Half Ended Sept. 2004	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic	29,978	24,919	+5,058	+20.3%
Overseas	8,764	8,508	+256	+3.0%
Other Sales from Outside Customers	38,743	33,428	+5,314	+15.9%
Sales and Transfer Account from Intersegment Transactions	23,125	24,715		
Total Other Sales	61,868	58,143		
Income from Operations in Others	2,862	1,315	+1,546	+117.6%
Percent of Category Sales	4.6%	2.3%	+2.3%	

■ **Sales**

Domestic sales of the Company's other businesses rose 20.3%. Sales from our professional (salon) business increased. In addition, we posted increases in sales of pharmaceuticals and beauty foods. In the pharmaceuticals business, the market for anti-aging nutritional food incorporating coenzyme Q10 continued to expand, and our ***Q10AA HA*** retained the top market position in its category. In the health & beauty foods business, ***Bénéfique Biki Q10***, a product for voluntary chain stores, also enjoyed good demand.

Overseas sales of other businesses edged up 3.0%. Business targeting salons in the North American market, which accounts for practically all of the revenues in this category, performed favorably thanks to improved market conditions.

■ Income from Operations

Sales of products incorporating coenzyme Q10 and other high-margin products increased. We also worked to enhance cost-efficiency across all businesses. As a result, income from other operations posted a strong 2.2-fold gain.

■ Major New Products

Professional (Japan): ***Fuente*** (renewal of highly functional scalp-care line)

Professional (USA): ***ISO*** (renewal of perm agent brand for high-end salons)

Pharmaceuticals: ***Ferzea DX20 Lotion*** (line for dry skin; lotion), ***Q10 Active Charge*** (food with anti-aging, nutritional function; renewal of item for men)

Health & beauty foods: ***Supplex Alpha-Lipoic Acid*** (high-purity, high-quality alpha-lipoic acid supplements for department stores and voluntary chain stores), ***Bikei Alpha-Lipoic Acid*** (supplements for structured retailers)

(4) Review by Geographic Segment and Overseas Sales

Total domestic sales increased year-on-year. Owing to this sales increase, as well as a decline in personnel costs stemming from the Special Early Retirement Incentive Plan, income from domestic operations also increased.

Overseas, sales in all regions increased steadily in local-currency terms. Asia played a leading role, and growth in China was particularly prominent. Although the yen appreciated slightly against the U.S. dollar, and depreciated slightly against the euro and Asian currencies on the whole, sales in yen terms increased in all regions. The Company reported higher income from operations in all regions, as the benefits of increased revenues.

Sales by Geographic Segment

(Millions of yen)

	First Half Ended Sept. 2005	Percent of Net Sales	First Half Ended Sept. 2004	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Sales	240,037	72.6%	234,748	74.3%	+5,288	+2.3%
Americas	21,107	6.4%	20,249	6.4%	+857	+4.2%
Europe	40,374	12.2%	37,876	12.0%	+2,498	+6.6%
Asia/Oceania	29,025	8.8%	23,216	7.3%	+5,809	+25.0%
Total Overseas Sales	90,508	27.4%	81,342	25.7%	+9,165	+11.3%
Net Sales	330,545	100.0%	316,091	100.0%	+14,453	+4.6%

Income by Geographic Segment

(Millions of yen)

	First Half Ended Sept. 2005	Percent of Net Sales	First Half Ended Sept. 2004	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Income from Operations	19,547	7.8%	13,417	5.5%	+6,130	+45.7%
Americas	896	3.5%	9	0.0%	+887	+9,397.0%
Europe	2,999	7.1%	2,720	6.9%	+279	+10.3%
Asia/Oceania	4,638	16.0%	3,975	17.0%	+662	+16.7%
Total Overseas Income from Operations	8,534	8.8%	6,705	7.7%	+1,829	+27.3%
Unallocatable Operating Expenses	(5,356)	—	(5,825)	—	(–469)	–8.1%
Income from Operations	22,725	6.9%	14,296	4.5%	+8,429	+59.0%

* Percent of Net Sales is shown against sales for the segment, including intersegment sales

Overseas Sales (Export sales and sales by overseas subsidiaries)

(Millions of yen)

	First Half Ended Sept. 2005	Percent of Net Sales	First Half Ended Sept. 2004	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Americas	22,275	6.7%	21,074	6.7%	+1,200	+5.7%	+7.2%
Europe	37,684	11.4%	35,469	11.2%	+2,215	+6.2%	+4.1%
Asia/Oceania	31,369	9.5%	26,213	8.3%	+5,155	+19.7%	+18.4%
Overseas Sales	91,328	27.6%	82,757	26.2%	+8,570	+10.4%	+9.4%

Sales from Outside Customers (reference)

(Millions of yen)

	First Half Ended Sept. 2005	Percent of Net Sales	First Half Ended Sept. 2004	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic	178,577	54.0%	176,009	55.7%	+2,567	+1.5%
Overseas	81,731	24.8%	73,448	23.2%	+8,282	+11.3%
Cosmetics	260,308	78.8%	249,458	78.9%	+10,850	+4.3%
Domestic	30,661	9.3%	32,404	10.2%	–1,743	–5.4%
Overseas	832	0.2%	800	0.3%	+31	+4.0%
Toiletries	31,493	9.5%	33,205	10.5%	–1,711	–5.2%
Domestic	29,978	9.1%	24,919	7.9%	+5,058	+20.3%
Overseas	8,764	2.6%	8,508	2.7%	+256	+3.0%
Others	38,743	11.7%	33,428	10.6%	+5,314	+15.9%
Net Sales	330,545	100.0%	316,091	100.0%	+14,453	+4.6%

4. Appropriation of Profit for the First Half Ended Sept. 2005

(a) Dividends

The Company plans to declare an interim cash dividend of ¥15.00 per share, up ¥4.00 from a year earlier, as originally planned. The interim dividend payout ratio, therefore, will be 60.5% on a consolidated basis and 134.8% on a nonconsolidated basis.

(b) Purchase of Treasury Stock

At the June 2004 General Meeting of Shareholders, the Company changed its Articles of Incorporation, enabling it to buy back treasury stock upon resolution of the Board of Directors.

In the interim period under review, the Company bought back 2 million shares of treasury stock, valued at ¥2.8 billion, as decided by the Board of Directors. We will consider future treasury stock purchases in a flexible and forward-looking manner, recognizing that such buybacks are a part of our shareholder return strategy.

3.2 Outlook for the Fiscal Year Ending March 2006

(1) Overall Performance Outlook

Looking ahead, we believe that the market environment surrounding Shiseido, both at home and overseas, will remain uncertain. United as a consolidated group, we will implement our three-year business plan, and continue making market-related investments aimed at establishing a strong competitive edge.

In the second half of the year ending March 2006, we will introduce more "broad and strong" brands that can win in their respective categories, in order to further solidify the trend of domestic cosmetics sales increases. At the same time, we will reinforce advertising and promotional activities. In addition, we will step up investments in growth-oriented sectors, such as health & beauty care and mail-order sales. Overseas, we will seek to expedite growth via ongoing allocations of strategic investments in the Chinese market.

Under these circumstances, in the latter half of the fiscal year, we will further increase expenditures that lead to future growth. Nevertheless, we expect both net sales and income from operations to increase, the latter benefiting from higher revenue and lower personnel costs associated with the Special Early Retirement Incentive Plan (as it did in the interim period under review).

As a result, for the entire year, the Company forecasts a 3% increase in consolidated net sales, to ¥660 billion, a 35% rise in income from operations, to ¥38.0 billion, and net income of ¥16.0 billion.

We plan to declare interim and year-end dividends of ¥15.00 per share as planned, resulting in total annual dividends of ¥30.00 per share, up 6 yen from the previous year.

As mentioned in the "Issued to Be Addressed" section (page 8), we are pursuing fundamental restructuring. The implementation of such restructuring may incur additional extraordinary losses. At present, our net income forecast for the fiscal year ending March 2006 does not incorporate such uncertainties. If it becomes clear that such losses will be incurred, however, we will act swiftly to incorporate them into our net income forecasts and make an announcement to that effect.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2006 (Estimate)	Fiscal Year Ended Mar. 2005 (Results)	Year-on-Year Increase/Decrease	
			Amount	% change
Cosmetics	526.0	504.8	+21.2	+4%
Toiletries	57.5	60.5	–3.0	–5%
Others	76.5	74.6	+1.9	+3%
Net Sales	660.0	639.8	+20.2	+3%

Overseas Sales	190.0	175.7	+14.3	+8%
Percent of Net Sales	28.8%	27.5%		

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2006 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2005 (Results)	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	38.0	5.8%	28.2	4.4%	+9.8	+35%
Ordinary Income	40.0	6.1%	30.6	4.8%	+9.4	+31%
Net Income (Loss)	16.0	2.4%	(8.9)	(1.4%)	+24.9	—
Consolidated Net Income/ Nonconsolidated Net Income	2.13 times	—	—			

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2006 (Estimate)	Fiscal Year Ended Mar. 2005 (Results)	Year-on-Year Increase/Decrease	
			Amount	% change
Cosmetics	210.0	202.6	+7.4	+4%
Toiletries	18.5	21.8	–3.3	–15%
Others	19.5	18.6	+0.9	+5%
Net Sales	248.0	243.0	+5.0	+2%

Nonconsolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2006 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2005 (Results)	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	8.5	3.4%	5.7	2.4%	+2.8	+48%
Ordinary Income	16.5	6.7%	17.4	7.2%	−0.9	−5%
Net Income	7.5	3.0%	0.7	0.3%	+6.8	+905%

Per Share Information and Financial Ratios

	Fiscal Year Ending Mar. 2006 (Estimate)	Fiscal Year Ended Mar. 2005 (Results)	Year-on-Year Increase/Decrease
Return on Equity (%):			
Consolidated	4.4	(2.4)	+6.8
Nonconsolidated	2.0	0.2	+1.8
Net Income (Loss) per Share (Yen):			
Consolidated	38.75	(21.50)	+60.25
Nonconsolidated	18.19	1.78	+16.41
Payout Ratio (%)			
Consolidated	78.6	—	—
Nonconsolidated	164.9	1,348.3	−1,183.4
Dividends per Share (Yen):			
Interim	15.00	11.00	+4.00
Year-End	15.00	13.00	+2.00

(2) Outlook by Major Business Category

(a) Cosmetics

In the domestic cosmetics sector, we will pursue marketing reforms (described in the "Issues to Be Addressed" section on page 8) and continue our proactive advertising and promotional activities, with the aim of achieving increased over-the-counter sales compared with the previous fiscal year.

On the product side, we will build "broad and strong" brands that can win in their respective categories. In the latter half of the current fiscal year, we will initiate the second phase of this strategy with the launch of a new skincare line in the cosmetics business. In advertising and promotions, we will continue focusing expenditures on these core brands/lines, in an effort to raise the effectiveness of sales stimulation.

In China, which has the greatest growth potential among overseas markets, we will accelerate development of voluntary chain stores, while stepping up investments in that nation. Although difficult conditions remain in certain core segments of the European and U.S. markets, we will focus on nurturing ***NARS*** and other brands while further reinforcing ***SHISEIDO*** and ***BPI.*** We should maintain stable growth as a result.

Domestic sales in the current fiscal year are expected to rise in line with higher over-the-counter sales. Overseas, too, we anticipate continued healthy growth. In addition to higher anticipated sales in Japan and overseas, the effects of reduced personnel costs should compensate for the rise in strategic outlays. We expect to post an increase in income from cosmetics operations for the full year as a consequence.

(b) Toiletries

Competition in the domestic haircare market remains severe, allowing no optimism in predicting how market conditions will evolve in the remainder of the fiscal year. Against this background, we will continue with our efforts to establish a new system that integrates our toiletries and cosmetics businesses (please refer to the "Issues to Be Addressed" section on page 8).

In the second half of the year, we will launch a new haircare line in the toiletries business as a part of the second phase of our "broad and strong" brands. On the other hand, we will continue concentrating on the "three cleansing categories" (shampoos/conditioners, body soap and facial cleansers) while paring down or withdrawing from lines and businesses with low profitability.

As a result, we forecast sales of toiletries to decline in the current fiscal year. With respect to income from toiletries operations, we expect to break even.

(c) Others

In our professional business, we will strengthen our directly managed salon operations in Japan. Overseas, we will cultivate and nurture key dealers in North America for Zotos International, Inc. while reinforcing that company's product development capabilities, in order to maintain the sales recovery trend.

In the pharmaceuticals and health & beauty foods businesses, we will continue focusing on expanding sales of core products and launching new products, raising growth and earnings accordingly.

For the segment, we forecast increases in both sales and income from operations.

(d) Overseas Sales

Despite various unpredictable external factors, such as economic uncertainty in Europe and North America and currency fluctuation, we expect sales in each overseas region to increase, especially in Asia, where China will continue posting powerful growth. Considering these factors, we predict an 8% increase in overseas sales growth in yen terms (11% rise in local-currency terms).

Our predictions are based on the following assumptions.

In the current fiscal year, we expect real GDP of Japan to grow by more than 1%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥105 per U.S. dollar, ¥130 per euro and ¥12.5 per Chinese yuan.

3.3 Business and Other Risks

The various risks that could potentially affect the business performance and financial position of Shiseido are summarized below. We feel that these risks could have a major impact on investors' decisions.

Items that deal with future events are based on our judgment as of October 27, 2005, the announcement date for the settlement of accounts for the first half ended September 30, 2005. Please note that the potential risks are not limited to those listed below.

(1) Corporate Brand Strategies

The ***SHISEIDO*** brand, shared by all Group companies, is the core competence of Shiseido's domestic and overseas business activities. We will continue working to enhance the value of this brand, but a decline in the brand's value from an unforeseen event could potentially affect Shiseido's business performance and financial position.

(2) Responsiveness to Customers

Shiseido places high priority on its relationships with customers. Chapter 1 of Shiseido's Corporate Ethics and Behavior Standards clearly states that we shall act in a manner that earns the satisfaction and trust of customers, and we will continue working to ensure that all employees are aware of these standards. However, an unforeseen event could cause loss of such satisfaction and trust, leading to a decline in brand value. Shiseido's business performance and financial position could potentially be affected as a result.

(3) Overseas Business Activities

A significant portion of Shiseido's business is conducted overseas, and overseas sales account for 27.6% of consolidated net sales. The trend of overseas business expansion is expected to continue in the future. In the course of conducting overseas business, Shiseido's business performance and financial position could potentially be affected by various factors. These include unpredictable economic changes, currency fluctuations and sociopolitical strife, such as terrorism, war and internal conflict, as well as changes in legal and taxation systems.

(4) Strategic Investment Activities

When making decisions about investments in strategic markets and strategic investments in acquisitions, new businesses and new geographic areas, Shiseido endeavors to collect ample information and undertake due diligence prior to making rational judgments. Due to various unforeseeable factors that may cause the operating environment to deteriorate, however, we may not achieve the results originally anticipated. This could potentially affect Shiseido's business performance and financial position.

(5) Economic Conditions and Competition

Shiseido's business is exposed to various factors affecting the countries and regions where its products are sold. These include changes in economic conditions, activities of competitors and customer preference trends, as well as climate-related factors. In conducting its domestic and overseas business, therefore, Shiseido's business performance and financial position could potentially be affected by unforeseeable changes in such factors.

(6) Foreign Exchange Fluctuations
Many of Shiseido's overseas transactions are conducted in local currencies, and the yen translation of such transactions can change significantly between the time they are made and the end of each business period. Although Shiseido hedges against currency fluctuations, its business performance and financial position could potentially be affected by unpredictable medium- and long-term foreign exchange fluctuations.

(7) Major Business Partners
The domestic cosmetics business is Shiseido's core business. Shiseido's business performance and financial position could potentially be affected by various factors relating to partners in this business. These include absence of successors at voluntary chain store channels and intensified competition among structured retailers for opening of new stores and price-cutting.

(8) Responding Appropriately to Market Needs
Shiseido places high priority on new product development and is proactive in its development and marketing activities. By nature, however, such activities are subject to uncertainties arising from various factors, which may prevent Shiseido from achieving the results originally anticipated. Shiseido's business performance and financial position could potentially be affected as a consequence.

(9) Legal Considerations
Shiseido is subject to a host of domestic and overseas legal provisions in the course of conducting its business. These include the Pharmaceuticals Law, as well as quality-related standards and environmental standards. The enactment of new laws and the amendment of existing ones could incur substantial costs to Shiseido, whose business performance and financial position could potentially be affected as a consequence.

(10) Information Security
Shiseido takes various measures aimed at protecting its information assets, which include customers' personal information and industrial secrets. In April 2005, the Personal Information Protection Law was fully enacted. In anticipation of this, Shiseido Company, Limited in March 2004 obtained Privacy Mark certification, a Japanese Industrial Standard (JIS) that recognizes the appropriateness of a company's systems for protecting personal information. However, due to unforeseeable events, such as leakage of information due to unauthorized access, Shiseido's business performance and financial position could potentially be affected.

(11) Natural Disasters and Accidents
Shiseido promotes integration of its domestic and overseas manufacturing and distribution systems in order to improve their effectiveness. We conduct regular inspections and checks of all facilities and equipment to minimize losses caused by the disruption of manufacturing, distribution or sales stemming from natural disasters or accidents. However, a major natural disaster or accident could disrupt Shiseido's manufacturing, distribution or sales operations, and its business performance and financial position could potentially be affected as a consequence.

4. Consolidated Interim Financial Statements

4.1 Consolidated Interim Balance Sheets

(Millions of yen)

	First Half Ended September 2005 (Sept. 30, 2005)		First Half Ended September 2004 (Sept. 30, 2004)		Fiscal Year Ended March 2005 (March 31, 2005)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
ASSETS						
Current Assets:						
Cash and Time Deposits	43,858		45,373		55,168	
Notes and Accounts Receivable	96,051		99,190		103,143	
Short-Term Investments in Securities	39,110		76,544		57,063	
Inventories	68,336		66,035		66,579	
Deferred Tax Assets	21,067		16,374		19,378	
Other Current Assets	13,931		10,623		14,252	
Less: Allowance for Doubtful Accounts	(1,467)		(1,470)		(1,665)	
Total Current Assets	280,888	43.0	312,671	44.2	313,920	44.8
Fixed Assets:						
Property, Plant and Equipment (*1)						
Buildings and Structures	65,274		68,590		66,549	
Machinery, Equipment, and Vehicles	16,421		16,333		15,724	
Fixtures and Fittings	18,644		17,861		17,792	
Land	57,821		61,046		60,419	
Construction in Progress	2,617		3,415		3,543	
Total Property, Plant and Equipment	160,780	[24.7]	167,248	[23.6]	164,028	[23.4]
Intangible Assets:						
Goodwill	23,647		24,119		23,370	
Difference between Investment Costs and Equity in Net Assets Acquired	2,341		2,299		2,412	
Other Intangible Assets	28,958		29,557		29,696	
Total Intangible Assets	54,947	[8.4]	55,976	[7.9]	55,478	[7.9]
Investments and Other Assets:						
Investments in Securities	78,185		61,378		80,547	
Prepaid Pension Expenses	31,227		32,869		31,768	
Deferred Tax Assets	21,864		29,628		29,705	
Other Investments	25,272		48,268		26,006	
Less: Allowance for Doubtful Accounts	(365)		(334)		(362)	
Total Investments and Other Assets	156,184	[23.9]	171,810	[24.3]	167,666	[23.9]
Total Fixed Assets	371,911	57.0	395,034	55.8	387,174	55.2
Total Assets	**652,800**	**100.0**	**707,705**	**100.0**	**701,094**	**100.0**

(Millions of yen)

	First Half Ended September 2005 (Sept. 30, 2005)		First Half Ended September 2004 (Sept. 30, 2004)		Fiscal Year Ended March 2005 (March 31, 2005)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
LIABILITIES						
Current Liabilities:						
Notes and Accounts Payable	55,066		54,047		59,012	
Bonds Redeemable within 1 year	9,677		30,435		10,218	
Short-Term Bank Loans	14,293		14,720		14,994	
Accrued Amount Payable	49,674		43,476		95,021	
Accrued Income Taxes	4,992		5,284		3,548	
Returned Goods Adjustment Reserve	3,091		3,684		4,029	
Other Current Liabilities	23,905		23,870		25,711	
Total Current Liabilities	160,701	24.6	175,519	24.8	212,537	30.3
Long-Term Liabilities:						
Bonds	63,846		63,670		63,582	
Long-Term Borrowings	5,099		6,955		5,531	
Accrued Retirement Benefits	35,230		71,584		34,923	
Accrued Retirement Benefits to Directors and Statutory Auditors	284		594		594	
Other Long-Term Liabilities	8,744		4,882		13,969	
Total Long-Term Liabilities	113,205	17.4	147,686	20.9	118,600	16.9
Total Liabilities	**273,906**	**42.0**	**323,206**	**45.7**	**331,138**	**47.2**
MINORITY INTERESTS						
Minority Interests in Consolidated Subsidiaries	**13,014**	**2.0**	**11,952**	**1.7**	**10,952**	**1.6**
SHAREHOLDERS' EQUITY						
Common Stock	64,506	9.9	64,506	9.1	64,506	9.2
Capital Surplus	70,258	10.7	70,258	9.9	70,258	10.0
Retained Earnings	246,933	37.8	260,499	36.8	242,342	34.6
Unrealized Gains on Available-for-Sale Securities, net of tax	12,977	2.0	5,713	0.8	8,002	1.1
Adjustments on Foreign Currency Statement Translation	(11,590)	(1.8)	(13,851)	(2.0)	(11,671)	(1.7)
Less: Treasury Stock	(17,206)	(2.6)	(14,579)	(2.0)	(14,434)	(2.0)
Total Shareholders' Equity	**365,879**	**56.0**	**372,546**	**52.6**	**359,003**	**51.2**
Total Liabilities, Minority Interests, and Shareholders' Equity	**652,800**	**100.0**	**707,705**	**100.0**	**701,094**	**100.0**

4.2 Consolidated Interim Statements of Income

(Millions of yen)

	First Half Ended September 2005 (April 1–Sept. 30, 2005)			First Half Ended September 2004 (April 1–Sept. 30, 2004)			Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)		
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount		% change
I. Net Sales		**330,545**	**100.0**		**316,091**	**100.0**		**639,828**	**100.0**
II. Cost of Sales		**86,640**	**26.2**		**104,948**	**33.2**		**211,794**	**33.1**
Gross Profit		243,905	73.8		211,143	66.8		428,034	66.9
III. Selling, General and Administrative Expenses (*1)		**221,179**	**66.9**		**196,847**	**62.3**		**399,815**	**62.5**
Income from Operations		**22,725**	**6.9**		**14,296**	**4.5**		**28,219**	**4.4**
IV. Other Income:									
Interest Income	443			555			1,195		
Dividend Income	632			613			—		
Gain from Investment Business Limited Liability Partnership, etc.	1,063			1,175			1,801		
Gain on Sales of Property, Plant and Equipment	586			—			2,928		
Amortization of Difference between Investment Costs and Equity in Net Assets Acquired	—			115			106		
Equity in Earnings of Affiliates	53			37			21		
Others	1,899	4,678	1.4	2,342	4,839	1.5	4,052	10,106	1.6
V. Other Expenses:									
Interest Expense	1,232			1,143			2,371		
Loss on Disposal of Property, Plant and Equipment	903			524			1,515		
Amortization of Goodwill and Trademark Rights	—			842			1,689		
Others	543	2,679	0.8	1,331	3,842	1.2	2,174	7,750	1.2
Ordinary Income		**24,724**	**7.5**		**15,293**	**4.8**		**30,574**	**4.8**
VI. Extraordinary Income									
Gain from Changes in Retirement Benefit Scheme (*2)	—	—	—	—	—	—	2,566	2,566	0.4
VII. Extraordinary Loss									
Impairment Loss (*3)	5,709			—			—		
Additional Retirement Benefits (*4)	—			—			30,986		
Restructuring Expenses (*5)	—			—			2,664		
Write-Down of Financial Assets (*6)	—	5,709	1.7	420	420	0.1	225	33,876	5.3
Income before Income Taxes		**19,015**	**5.8**		**14,872**	**4.7**		—	—
Loss before Income Taxes		—	—		—	—		**735**	**0.1**
Income Taxes	**4,505**			**4,731**			**6,126**		
Adjustment for Corporate Tax, etc.	**2,615**	**7,121**	**2.2**	**3,901**	**8,632**	**2.7**	**(373)**	**5,752**	**0.9**
Less: Minority Interests in Earnings of Consolidated Subsidiaries		**1,623**	**0.5**		**1,470**	**0.5**		**2,367**	**0.4**
Net Income		**10,269**	**3.1**		**4,769**	**1.5**		—	—
Net Loss		—	—		—	—		**8,856**	**1.4**

4.3 Consolidated Interim Statements of Retained Earnings

(Millions of yen)

	First Half Ended September 2005 (April 1– Sept. 30, 2005)		First Half Ended September 2004 (April 1– Sept. 30, 2004)		Fiscal Year Ended March 2005 (April 1, 2004– March 31, 2005)	
CAPITAL SURPLUS						
I. Balance at Beginning of Term		**70,258**		**70,258**		**70,258**
II. Balance at End of Term		**70,258**		**70,258**		**70,258**
RETAINED EARNINGS						
I. Balance at Beginning of Term		**242,342**		**260,493**		**260,493**
II. Increase in Retained Earnings						
Net Income	10,269		4,769		—	
Other Increase (*1)	—	10,269	—	4,769	21	21
III. Decrease in Retained Earnings						
Net Increase	—		—		8,856	
Cash Dividends	5,386		4,557		9,113	
Directors' and Statutory Auditors' Bonuses	14		143		143	
Loss on Disposal of Treasury Stock	12		0		4	
Other Decrease (*2)	264	5,678	60	4,762	54	18,172
IV. Balance at End of Term		**246,933**		**260,499**		**242,342**

4.4 Consolidated Interim Statements of Cash Flows

(Millions of yen)

	First Half Ended September 2005 (April 1– Sept. 30, 2005)	First Half Ended September 2004 (April 1– Sept. 30, 2004)	Fiscal Year Ended March 2005 (April 1, 2004– March 31, 2005)
I. Cash Flows from Operating Activities			
Income (Loss) before Income Taxes	19,015	14,872	(735)
Depreciation	13,051	13,153	27,407
Impairment Loss	5,709	—	—
Increase (Decrease) in Liabilities for Additional Retirement Benefits	(43,699)	—	44,015
Write-Down of Investments in Securities and Other Investments	—	420	225
Increase (Decrease) in Accrued Retirement Benefits	237	30,766	(5,907)
Decrease in Accrued Retirement Benefits to Directors and Statutory Auditors	(309)	—	(255)
Increase in Prepaid Pension Expenses	541	(32,869)	(31,767)
Amortization of Difference between Investment Costs and Equity in Net Assets Acquired	70	(115)	(106)
Increase (Decrease) in Allowance for Doubtful Accounts	(155)	—	134
Interest and Dividend Income	(1,075)	(1,169)	(1,892)
Interest Expenses	1,232	1,143	2,371
Equity in Earnings of Affiliates	(53)	(37)	(21)
Decrease in Receivables	6,866	10,132	7,440
Increase in Inventories	(1,285)	(384)	(508)
Increase (Decrease) in Payables	(4,031)	675	11,072
Payment of Prior Portion of Defined Contribution Pension Plan	(6,032)	—	—
Other	(3,053)	(32)	9,935
Subtotal	(12,969)	36,557	61,408
Receipt of Interest and Dividend Income	1,075	1,136	2,133
Payment of Interest Expenses	(1,336)	(1,196)	(2,372)
Payment of Income Taxes	(2,369)	(3,864)	(8,734)
Cash Flows from Operating Activities	**(15,599)**	**32,633**	**52,433**
II. Cash Flows from Investing Activities			
(Increase) Decrease in Time Deposits	1,161	—	(1,452)
Acquisition of Securities	(162)	(1,196)	(1,674)
Proceeds from Sale of Securities	236	1,191	2,087
Acquisition of Investments in Securities	(1,158)	(36,957)	(59,589)
Proceeds from Sale of Investments in Securities	10,760	32,886	58,405
Acquisition of Property, Plant and Equipment	(10,479)	(9,619)	(19,637)
Proceeds from Sale of Property, Plant and Equipment	282	1,547	5,751
Acquisition of Intangible Assets	(1,467)	(2,104)	(4,334)
Acquisition of Shares in Consolidated Subsidiaries	(382)	(105)	(10)
Other	(2,369)	(1,937)	(4,445)
Cash Flows from Investing Activities	**(3,577)**	**(16,296)**	**(24,900)**
III. Cash Flows from Financing Activities			
Net Increase (Decrease) in Short-Term Bank Loans	(2,240)	(1,961)	(2,709)
Proceeds from Long-Term Borrowings	1,100	2,020	3,040
Repayment of Long-Term Borrowings	(1,277)	(36)	(1,266)
Proceeds from Bond Issue	6,366	62,135	61,883
Redemption of Bonds	(6,366)	(12,618)	(32,631)
Proceeds from Sale (Acquisition) of Treasury Stocks	(2,784)	(104)	36
Payment of Cash Dividends	(5,370)	(4,547)	(9,102)
Payment of Cash Dividends to Minority Shareholders	(165)	(412)	(1,827)
Other	(144)	—	—
Cash Flows from Financing Activities	**(10,883)**	**44,475**	**17,421**
IV. Exchange Difference of Cash and Cash Equivalents	**(321)**	**(322)**	**1,290**
V. Net Change in Cash and Cash Equivalents	**(30,381)**	**60,489**	**46,246**
VI. Cash and Cash Equivalents at Beginning of Term	**108,280**	**59,364**	**59,364**
VII. Increase (Decrease) in Cash and Cash Equivalents Due to Additional Consolidation (Exclusion) of Companies	**(46)**	**(578)**	**2,670**
VIII. Cash and Cash Equivalents at End of Term	**77,852**	**119,275**	**108,280**

Notes to Consolidated Interim Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 95
Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

[Exclusions]
Excluded from the scope of consolidation in the interim period under review are the following companies: PRIER Co., Ltd., which was liquidated; and Shiseido Retail Support Co., Ltd., which merged (simple merger) with Shiseido Sales Co., Ltd., on April 1, 2005, and no longer exists.

(2) Nonconsolidated subsidiaries
Major Company Name: Shiseido Malaysia Sdn. Bhd.

(3) Reasons for excluding nonconsolidated subsidiaries from scope of consolidation
Since these companies do not engage in full-scale operations and their combined assets, net sales, net income and retained earnings have a minimal effect on the Company's consolidated interim financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 5
Major Company Name: Pierre Fabre Japon Co., Ltd.
Included in the scope of equity method application are Tai Tsu Holding Limited, which was established, and Shanghai Huani Transparent Beauty Soap Co., Ltd., which was acquired in the previous fiscal year.

(2) Nonconsolidated companies where equity method is not applied, do not engage in full-scale operations and their combined assets, net sales, net income and retained earnings have a minimal effect on the Company's consolidated financial statements, and are thus not included in the scope of equity method application.

(3) The latest interim financial figures are used for equity-method affiliates with interim term-ends that differ from that of the parent company.

3. Interim Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 62 companies—overseas consolidated subsidiaries, as well as Beauté Prestige International Co., Ltd., and Tai Shi Trading Co., Ltd.—have interim fiscal terms ended June 30. All other consolidated subsidiaries have interim terms ended September 30.

The most recent interim financial statements have been used for the 62 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., and Tai Shi Trading Co., Ltd.—with interim terms ended in months other than September. The consolidated statements have been adjusted to reflect important transactions that took place between the respective interim term-ends of those companies and September 30, 2005.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Available-for-sale securities:

Fair value available: At market, based on market quotes at interim term-end. (Net unrealized gains and losses are reported separately in shareholders' equity. Realized gains or losses on securities sold are determined based mainly on the moving average method.)

Fair value not available: At cost, based mainly on the moving average method.

Investments in Investment Business Limited Liability Partnerships are recorded at the Company's share of the net asset value of the partnerships. The Company's share of the profits and losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net asset value of the partnership.

(b) Inventories

The Company values inventories at cost, based on the average method. Consolidated subsidiaries value inventory at cost, based primarily on the last purchase method.

(2) Depreciation of Major Fixed Assets

(a) Property, Plant and Equipment (PP&E)

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other PP&E items are, in principle, depreciated using the declining-balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Assets

Intangible assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)
Trademark rights: 10 years, in principle
Software: 5 years, in principle

The policy of U.S. subsidiaries with respect to goodwill and intangible assets with indefinable useful lives is to assess for impairment if necessary, rather than amortize them over a certain number of years.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the percentage of its own actual bad debt loss against the balance of total receivables plus the amount of receivables estimated on an individual basis. Overseas consolidated subsidiaries provide mainly for the amount of uncollectible receivables estimated on an individual basis.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned goods, including cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., etc.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Accrued Retirement Benefits

As contingency against expenses arising from retirement of employees, accrued retirement benefit is recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for accrued retirement benefits to directors and statutory auditors.

(d) Accrued Retirement Benefits to Directors and Statutory Auditors

In the year ended March 31, 2004, the Company's Board of Directors resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004, subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing at the end of the interim term. Resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities. All income and expense accounts are translated at the average rate of exchange during the term. The resulting translation adjustments are included in Shareholders' Equity as Adjustments on Foreign Currency Statement Translation and Minority Interests in Consolidated Subsidiaries.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Interim Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Companies adopt the tax-exclusive method.

5. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

Cash and Cash Equivalents as shown in the Consolidated Interim Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Changes in Accounting Practices

(Accounting Standards for Impairment of Fixed Assets)

In the interim term under review, the Companies applied Accounting Standards for Impairment of Fixed Assets ("Opinions on Accounting Standards for Impairment of Fixed Assets," Business Accounting Council, August 9, 2002), as well as the Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Guidance No. 6, October 31, 2003). As a consequence, income before income taxes declined ¥5,709 million.

Accumulated losses on impairment of fixed assets are directly deducted from the amount of each asset in accordance with the revised Regulation Concerning Interim Financial Statements.

(Accounting Item Classification)

In the interim term under review, the Company introduced a new consolidated operations management framework. This entailed setting up a Group-standard account item system, from the perspective of combining the institutional accounting and management accounting frameworks. The Company also reassessed its method for calculating business earnings, with the aim of gaining a more accurate grasp of its financial performance. To obtain a clearer insight into cost of sales vis-à-vis net sales, the Company reassessed the nature of certain items, such as distribution costs and R&D expenses, which previously had been included within Cost of Sales. From the interim term under review, those items are now included within Selling, General and Administrative (SG&A) Expenses. With a view to providing a more accurate report of the Company's income from operations, Amortization of Goodwill and Trademark Rights, previously included within Other Expenses, is now included within SG&A Expenses, because future acquisitions of goodwill and trademark rights are expected to benefit the Company's operating earnings.

As a result of these changes, cost of sales in the interim term declined ¥20,671 million, while gross profit increased by the same amount. SG&A expenses rose ¥21,404 million, and income from operations declined ¥733 million. The impact on segment information is described in the "Segment Information" section of this report.

Changes to Method of Disclosure

(Consolidated Interim Balance Sheets)

Pursuant to a partial amendment of the Securities and Exchange Law (Article 97, June 9, 2004), investments in Investment Business Limited Liability Partnerships are now recognized as securities. In the previous interim period, these investments (totaling ¥19,795 million) were included in Other Investments. As a result of the amendment, in the interim period under review, these investments (¥19,424 million) are included under Investments in Securities.

(Consolidated Interim Statements of Income)

Gain from Sale of Property, Plant and Equipment is listed as a separate item in the interim period under review, because it accounted for more than 10% of Other Income. In the previous interim period, this item amounted to ¥261 million.

(Consolidated Interim Statements of Cash Flows)

1. In the previous interim period, Increase (Decrease) in Allowance for Doubtful Accounts (amounting to –¥23 million) was included in Other under Cash Flows from Operating Activities. In the interim term under review, this item is listed separately due to its increased significance.
2. In the previous interim period, (Increase) Decrease in Time Deposits (amounting to –¥530 million) was included in Other under Cash Flows from Investing Activities. In the interim term under review, this item is listed separately due to its increased significance.

Notes

(Consolidated Interim Balance Sheets)

(Millions of yen)

First Half Ended September 2005 (Sept. 30, 2005)	First Half Ended September 2004 (Sept. 30, 2004)	Fiscal Year Ended March 2005 (March 31, 2005)
*1. Accumulated Depreciation of PP&E 255,037	*1. Accumulated Depreciation of PP&E 245,699	*1. Accumulated Depreciation of PP&E 250,498
2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 35	2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 26	2. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 62

(Consolidated Interim Statements of Income)

(Millions of yen)

First Half Ended September 2005 (April 1–Sept. 30, 2005)	First Half Ended September 2004 (April 1–Sept. 30, 2004)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
*1. Major SG&A items and amounts are as follows. Advertising Expenses 24,122 Selling Expenses 58,553 Salaries, Bonuses 55,738 Retirement Benefit Expense 3,409	*1. Major SG&A items and amounts are as follows. Advertising Expenses 23,954 Selling Expenses 57,540 Salaries, Bonuses 55,654 Retirement Benefit Expense 4,910	*1. Major SG&A items and amounts are as follows. Advertising Expenses 48,796 Selling Expenses 115,457 Salaries, Bonuses 111,679 Retirement Benefit Expense 8,993
*2 ————	*2 ————	*2. Gain from Change in Retirement Benefit Scheme stemmed from the abolition of part of the existing defined-benefits plan, which was replaced by a defined-contribution plan and a prepaid termination allowance plan.

<table>
<tr><th>First Half Ended
September 2005
(April 1–Sept. 30, 2005)</th><th>First Half Ended
September 2004
(April 1–Sept. 30, 2004)</th><th>Fiscal Year Ended
March 2005
(April 1, 2004–March 31, 2005)</th></tr>
<tr><td>*3. Impairment Losses
In the interim period under review, the Group reported the following impairment losses:
<table>
<tr><th>Purpose</th><th>Type</th><th>Location</th></tr>
<tr><td>Business-use assets</td><td>Land, Buildings and structures, Long-term prepaid expenses, etc</td><td>Chuo-ku, Tokyo, others</td></tr>
<tr><td>Idle assets, etc.</td><td>Land, Buildings and structures, etc.</td><td>Maizuru City, Kyoto, others</td></tr>
</table>
For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow-generating unit, based on business segment. Idle assets are pooled according to each separate property.
As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the interim period under review were ¥88 million for land, ¥877 million for buildings and structures, and ¥1,468 million for long-term prepaid expenses,.
Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the interim period under review were ¥2,356 million for land and ¥918 million for buildings and structures.
Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.</td><td>*3 ———</td><td>*3 ———</td></tr>
<tr><td>*4 ———</td><td>*4 ———</td><td>*4. Additional Retirement Benefits refers to additional costs incurred in implementing the Special Early Retirement Incentive Plan.</td></tr>
<tr><td>*5 ———</td><td>*5 ———</td><td>*5. Restructuring Expenses consisted of ¥1,859 million in costs related to factory reorganization and ¥804 million in costs related to liquidation and reorganization of affiliates.</td></tr>
<tr><td>*6 ———</td><td>*6. Write-Down of Financial Assets consisted of devaluation of investment securities of ¥359 million and devaluation of capital stock investment of ¥60 million.</td><td>*6. Write-Down of Financial Assets consisted of devaluation of investment securities of ¥158 million and devaluation of capital stock investment of ¥67 million.</td></tr>
</table>

(Consolidated Interim Statements of Retained Earnings)

(Millions of yen)

First Half Ended September 2005 (April 1–Sept. 30, 2005)	First Half Ended September 2004 (April 1–Sept. 30, 2004)	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)
*1 ————	*1 ————	*1. Other Increase indicates increase in surplus due to revaluation of assets of a New Zealand subsidiary, pursuant to New Zealand accounting standards.
*2. Other Decrease indicates transfer of retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.	*2. Other Decrease indicates elimination of retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.	*2. (See left)

(Consolidated Interim Statements of Cash Flows)

(Millions of yen)

First Half Ended September 2005 (April 1–Sept. 30, 2005)		First Half Ended September 2004 (April 1–Sept. 30, 2004)		Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)	
Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:		Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:		Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:	
Cash and Time Deposits Account	43,858	Cash and Time Deposits Account	45,373	Cash and Time Deposits Account	55,168
Short-Term Investments in Securities Account	39,110	Short-Term Investments in Securities Account	76,544	Short-Term Investments in Securities Account	57,063
Total	82,968	Total	121,918	Total	112,231
Time Deposits of More than 3 Months	(2,648)	Time Deposits of More than 3 Months	(1,878)	Time Deposits of More than 3 Months	(3,728)
Stocks, Bonds with Maturities of More than 3 Months, etc.	(2,467)	Stocks, Bonds with Maturities of More than 3 Months, etc.	(764)	Stocks, Bonds with Maturities of More than 3 Months, etc.	(222)
Cash and Cash Equivalents	77,852	Cash and Cash Equivalents	119,275	Cash and Cash Equivalents	108,280

(Segment Information)

1. Industry Segment Information

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	260,308	31,493	38,743	330,545	—	330,545
(2) Sales and Transfer Account from Intersegment Transactions	2,054	592	23,125	25,772	(25,772)	—
Total	262,363	32,086	61,868	356,318	(25,772)	330,545
Operating Expenses	237,525	31,704	59,006	328,236	(20,416)	307,819
Income from Operations	24,838	381	2,862	28,082	(5,356)	22,725

(Millions of yen)

	First Half Ended September 2004 (April 1–September 30, 2004)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	249,458	33,205	33,428	316,091	—	316,091
(2) Sales and Transfer Account from Intersegment Transactions	1,877	561	24,715	27,153	(27,153)	—
Total	251,335	33,766	58,143	343,245	(27,153)	316,091
Operating Expenses	231,573	34,721	56,828	323,123	(21,327)	301,795
Income (Loss) from Operations	19,761	(955)	1,315	20,122	(5,825)	14,296

(Millions of yen)

	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	504,760	60,499	74,568	639,828	—	639,828
(2) Sales and Transfer Account from Intersegment Transactions	4,641	1,199	49,041	54,881	(54,881)	—
Total	509,401	61,698	123,610	694,710	(54,881)	639,828
Operating Expenses	470,938	66,431	117,263	654,633	(43,023)	611,609
Income (Loss) from Operations	38,462	(4,733)	6,347	40,076	(11,857)	28,219

Notes: 1. Industry segment and main products included in each segment:
Shiseido's business is segmented by categories for control of its in-house organization.
Cosmetics............Women's and men's cosmetics, beauty soap, cosmetic accessories
Toiletries ....Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades
Others..................Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the interim term included ¥5,356 million in operating expenses for noncategorized spending covered in the Elimination/Unallocatable line item. The amount for the previous corresponding term was ¥5,825 million and for the year ended March 2005 was ¥11,857 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. Due to a change in accounting practices, the Company changed its accounting for amortization of goodwill and trademark rights in the interim period under review. Compared with the previous accounting method, this change led to an increase in operating expenses of ¥276 million in the cosmetics segment, ¥285 million in the toiletries segment and ¥171 million in others segment. Income from operations in each segment declined by the same respective amounts.

2. Geographic Segment Information

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	240,037	21,107	40,374	29,025	330,545	—	330,545
(2) Sales and Transfer Account from Intersegment Transactions	9,781	4,610	1,723	37	16,153	(16,153)	—
Total	249,819	25,718	42,097	29,063	346,698	(16,153)	330,545
Operating Expenses	230,271	24,821	39,098	24,424	318,616	(10,796)	307,819
Income from Operations	19,547	896	2,999	4,638	28,082	(5,356)	22,725

(Millions of yen)

	First Half Ended September 2004 (April 1–September 30, 2004)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	234,748	20,249	37,876	23,216	316,091	—	316,091
(2) Sales and Transfer Account from Intersegment Transactions	9,531	3,744	1,735	105	15,116	(15,116)	—
Total	244,279	23,994	39,612	23,321	331,208	(15,116)	316,091
Operating Expenses	230,862	23,985	36,891	19,346	311,085	(9,290)	301,795
Income from Operations	13,417	9	2,720	3,975	20,122	(5,825)	14,296

(Millions of yen)

	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	467,027	43,096	79,775	49,928	639,828	—	639,828
(2) Sales and Transfer Account from Intersegment Transactions	19,051	7,633	3,407	163	30,256	(30,256)	—
Total	486,079	50,730	83,183	50,091	670,084	(30,256)	639,828
Operating Expenses	459,591	50,270	77,261	42,884	630,007	(18,398)	611,609
Income from Operations	26,487	460	5,921	7,207	40,076	(11,857)	28,219

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions besides Japan are as follows:
   Americas: United States, Canada, Brazil
   Europe: France, Italy, Germany, etc.
   Asia/Oceania: China, Taiwan, Australia, etc.

3. Operating expenses for the interim term included ¥5,356 million in operating expenses for noncategorized spending covered in the Elimination/Unallocatable line item. The amount for the previous corresponding term was ¥5,825 million and for the year ended March 2005 was ¥11,857 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

4. Due to a change in accounting practices, the Company has changed its accounting for amortization of goodwill and trademark rights in the interim period under review. Compared with the previous accounting method, this change led to an increase in operating expenses of ¥401 million in Japan, ¥54 million in the Americas, ¥276 million in Europe, and ¥0 million in Asia/Oceania. Income from operations in each segment declined by the same respective amounts.

3. Overseas Sales (Export Sales and Sales by Overseas Subsidiaries)

(Millions of yen)

	First Half Ended September 2005 (April 1–September 30, 2005)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	22,275	37,684	31,369	91,328
Consolidated Net Sales				330,545
Percentage of Overseas Sales against Consolidated Net Sales	6.7	11.4	9.5	27.6%

(Millions of yen)

	First Half Ended September 2004 (April 1–September 30, 2004)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	21,074	35,469	26,213	82,757
Consolidated Net Sales				316,091
Percentage of Overseas Sales against Consolidated Net Sales	6.7%	11.2%	8.3%	26.2%

(Millions of yen)

	Fiscal Year Ended March 2005 (April 1, 2004–March 31, 2005)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	44,282	74,928	56,464	175,676
Consolidated Net Sales				639,828
Percentage of Overseas Sales against Consolidated Net Sales	6.9%	11.7%	8.9%	27.5%

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:
   Americas: United States, Canada, Brazil, etc.
   Europe: France, Italy, Germany, etc.
   Asia/Oceania: China, Taiwan, Australia, etc.
3. Overseas sales consist of exports from the Company and its domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(Lease Transactions)

The Company now discloses its interim leasing report on EDINET, and thus has omitted such information from this report.

(Marketable Securities)

1. Available-for-Sale Securities with Fair Value

(Millions of yen)

	First Half Ended September 2005 (September 30, 2005)			First Half Ended September 2004 (September 30, 2004)			Fiscal Year Ended March 2005 (March 31, 2005)		
	Cost	Carrying amount	Unrealized gains (losses)	Cost	Carrying amount	Unrealized gains (losses)	Cost	Carrying amount	Unrealized gains (losses)
(1) Stocks	11,151	33,274	22,123	14,451	26,169	11,717	12,183	27,357	15,173
(2) Bonds									
JGBs, Municipal, etc.	2,155	2,226	70	—	—	—	8,828	8,437	(391)
Corporate	1,035	1,020	(14)	2,899	3,003	104	575	599	24
(3) Other	5,449	5,075	(373)	13,900	11,487	(2,413)	6,990	5,751	(1,239)
Total	19,791	41,597	21,805	31,251	40,660	9,408	28,578	42,146	13,567

2. Carrying Amount of Securities without Fair Value

(Millions of yen)

	First Half Ended September 2005 (September 30, 2005)	First Half Ended September 2004 (September 30, 2004)	Fiscal Year Ended March 2005 (March 31, 2005)
(1) Available-for-Sale Securities			
FFFs	19,506	34,905	35,006
Investment in Business Limited Liabilitiy Partnerships, etc.	19,424	—	19,419
Unlisted Stocks	17,189	17,198	17,177
Bond Investment Trusts	14,444	14,202	19,217
MMFs	3,415	3,415	3,415
Unlisted Bonds	3	—	2
Unlisted Domestic Bonds	—	23,332	—
Unlisted Foreign Bonds	—	1,141	—
(2) Shares in Subsidiaries and Affiliates			
Subsidiaries	385	1,812	3
Affiliates	1,329	1,254	1,222

(Derivative Transactions)

The Company discloses its interim derivative transaction report on EDINET, and thus has omitted such information from this report.

(Going Concern Assumption)

Not applicable

5. Status of Production, Orders and Sales

(1) Production

Production figures for the interim period under review, the previous interim period, and the previous fiscal year, by segment, are shown below.

(Millions of yen)

Segment	First Half Ended September 2005 (April 1– September 30, 2005)	First Half Ended September 2004 (April 1– September 30, 2004)	Year-on-Year Change (%)	Fiscal Year Ended March 2005 (April 1, 2004– March 31, 2005)
Cosmetics	63,440	60,508	+4.8%	120,108
Toiletries	11,908	12,390	–3.9%	25,134
Others	4,379	4,725	–7.3%	11,499
Total	79,728	77,624	+2.7%	156,742

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Companies undertakes some manufacturing to order on an OEM basis, the amount in financial terms is minimal.

(3) Sales

Sales figures for the interim period under review, the previous interim period, and the previous fiscal year, by segment, are shown below.

(Millions of yen)

Segment	First Half Ended September 2005 (April 1– September 30, 2005)	First Half Ended September 2004 (April 1– September 30, 2004)	Year-on-Year Change (%)	Fiscal Year Ended March 2005 (April 1, 2004– March 31, 2005)
Cosmetics	260,308	249,458	+4.3%	504,760
Toiletries	31,493	33,205	–5.2%	60,499
Others	38,743	33,428	+15.9%	74,568
Total	330,545	316,091	+4.6%	639,828

Notes: 1. Intersegment transactions are offset and eliminated.
2. Above figures are exclusive of consumption tax.